UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Live Nation Entertainment, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
538034109

(CUSIP Number)

November 11, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538034109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,650,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,650,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,650,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 538034109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Melvin Capital Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,250,200*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,250,200*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,200*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 538034109	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Live Nation Entertainment, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

9348 Civic Center Drive, Beverly Hills, CA 90210

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Melvin Capital Management LP, a Delaware limited partnership (the “Firm”). The address for the Firm is: 535 Madison Avenue, 22nd Floor, New York, NY 10022 and Melvin Capital Master Fund Ltd, a Cayman Islands exempted company (“Melvin Master”). The address for Melvin Master is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.01 par value (the “Common Stock”).

Item 2.	(e) CUSIP No.:

538034109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)   ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 538034109	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned:	13,650,000*
(b) Percent of Class:	6.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	13,650,000*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	13,650,000*

As reported in the cover pages to this report, the ownership information with respect to Melvin Master is as follows:
(a) Amount Beneficially Owned:	11,250,200*
(b) Percent of Class:	5.0%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	11,250,200*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	11,250,200*

The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership (“Melvin Onshore”), and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”). As of November 11, 2021, the Firm may be deemed to beneficially own an aggregate of 13,650,000 shares of Common Stock of the Issuer. The number of shares reported above consists of (i) 8,531,400 shares of Common Stock and call options to purchase up to 2,718,800 shares of Common Stock of the Issuer held by Melvin Master; (ii) 471,995 shares of Common Stock and call options to purchase up to 151,100 shares of Common Stock of the Issuer held by Melvin Onshore; and (iii) 1,346,605 shares of Common Stock and call options to purchase up to 430,100 shares of Common Stock of the Issuer held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 224,659,997 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 538034109	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

Melvin Capital Management LP

By: /s/ Robert R. Rasamny

Robert R. Rasamny, Head of Legal

Melvin Capital Master Fund Ltd

By: /s/ Robert R. Rasamny

Robert R. Rasamny, Head of Legal